15026547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAY 27 2015
Washington DC
404

SEC FILE NUMBER
8-42193 66178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genesis Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 700
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy A. Ellis 404-816-7538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/3

OATH OR AFFIRMATION

I, Jeremy A. Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genesis Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN POWELL MY COMMISSION EXPIRES NOTARY PUBLIC FEBRUARY 19, 2018 FULTON COUNTY, GEORGIA

Signature

Managing Director
Title

Kathryn Powell
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENESIS CAPITAL, LLC

TABLE OF CONTENTS

HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Genesis Capital, LLC

We have audited the accompanying financial statements of Genesis Capital, LLC (a limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in pages 12 through 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 6, 2015

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets		
Cash	$	5,944,616
Accounts receivable, net of allowance for doubtful accounts of $0		71,765
Prepaid expenses		30,098
Total current assets		6,046,479
Property and equipment, at cost		
Computers		61,438
Furniture and fixtures		80,119
		141,557
Accumulated depreciation		(141,557)
		-
Other assets		
Deposits		8,675
Total assets	$	6,055,154

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	14,140
Due to profit sharing		3,825
Current portion of deferred rent		13,097
Discretionary bonuses and profit sharing		5,325,487
Total current liabilities		5,356,549
Long-term liabilities		
Deferred rent		52,212
Total liabilities		5,408,761
Member's equity		646,393
Total liabilities and member's equity	$	6,055,154

See accompanying notes to the financial statements

GENESIS CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Investment banking	$ 7,302,250
Other income	6,539
Total revenues	7,308,789
Expenses	
Compensation and benefits	6,309,427
Occupancy	148,912
Advertising, marketing, and promotions	91,493
Computer, database, and communications	45,219
Compliance	45,030
Insurance	27,976
Depreciation	25,986
Professional fees	20,503
Other expenses	47,850
Total expenses	6,762,396
Net income	$ 546,393

See accompanying notes to the financial statements

GENESIS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Contributed Capital	Member's Equity	Total
Balance, January 1, 2014	$ -	$ 567,239	$ 567,239
Contributions (distributions)	100,000	(567,239)	(467,239)
Net Income	-	546,393	546,393
Balance, December 31, 2014	$ 100,000	$ 546,393	$ 646,393

See accompanying notes to the financial statements

GENESIS CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 546,393
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation expense	25,986
Changes in operating assets and liabilities:	
Accounts receivable	36,647
Prepaid expenses	(15,555)
Accounts payable and accrued expenses	(75,069)
Deferred rent	65,309
Discretionary bonuses and profit sharing	3,042,758
Total adjustments	3,080,076
Net cash provided by operating activities	3,626,469
Cash flows from investing activities:	
Purchase of property and equipment	(25,986)
Net cash used by investing activities	(25,986)
Cash flows from financing activities:	
Contributions from member	100,000
Distributions to member	(567,239)
Net cash used by financing activities	(467,239)
Net increase in cash	3,133,244
Cash, beginning of year	2,811,372
Cash, end of year	$ 5,944,616

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

Genesis Capital, LLC (the "Company") was formed as G.C. Securities, LLC, a limited liability company in Georgia in September 2003. In November 2009, the Company merged with Genesis Capital, LLC and changed its name to Genesis Capital, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Guaranteed Payments to Members:

Guaranteed payments to equity and income members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Guaranteed payments that are intended as payments on capital accounts are not accounted for as expenses of the Company, but as a reduction in equity.

During the year ended December 31, 2014, guaranteed payments totaling $4,440,314 were recorded as compensation expense, of which $4,105,314 was unpaid at December 31, 2014 and included in discretionary bonuses and profit sharing payable on the Company's statement of financial condition.

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $5,861,342, which was $5,500,758 in excess of its required net capital of $360,584. The Company's ratio of aggregate indebtedness to net capital was 0.92 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Lease:

The Company leases office space under a noncancelable operating lease agreement that provides for escalating rent payments and expires on December 31, 2018. At December 31, 2014, future minimum lease payments under the noncancelable operating lease were as follows:

Year Ending December 31		
2015	$	143,194
2016		145,338
2017		147,482
2018		149,682
	$	585,696

Rent expense totaled $147,588 for the year ended December 31, 2014. The Company recorded a deferred rent liability of $65,309 in the statement of financial condition at December 31, 2014.

Note E
Employee Retirement Plans

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan (the "Plan"). Under the Plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

Safe harbor contributions and discretionary profit sharing contributions for the year ended December 31, 2014 were $13,732 and $82,643, respectively.

Note F
Concentrations

Significant Customers:

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from five customers totaling $5,866,000, which comprised approximately 80% of revenues for the year ended December 31, 2014. There were no amounts outstanding from these five customers at December 31, 2014.

Note G
Subsequent Events

The Company evaluated subsequent events through February 6, 2015, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

GENESIS CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Total member's equity	$	646,393
Add:		
Other allowable credits		5,325,487
Nonallowable assets		
Accounts receivable		71,765
Prepaid expenses		30,098
Other assets		8,675
Total nonallowable assets		110,538
NET CAPITAL	$	5,861,342
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Aggregate indebtedness	$	5,408,761
Computation of basic net capital requirement		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	360,584
Capital in excess of minimum requirements	$	5,500,758
Ratio of aggregate indebtedness to net capital		0.92

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

See report of independent registered public accounting firm and notes to the financial statements

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

See report of independent registered public accounting firm and notes to the financial statements

HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Genesis Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Genesis Capital, LLC ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 6, 2015

GENESIS CAPITAL

GENESIS CAPITAL, LLC EXEMPTION REPORT

Genesis Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2014, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

Genesis Capital, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

[signature] 2/6/15

Jonathan D. Goldman
Managing Partner and CEO

[signature] 2/6/15

Jeremy A. Ellis
Managing Director

GENESIS CAPITAL, LLC

AGREED-UPON PROCEDURES REPORT RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2014

GENESIS CAPITAL, LLC

TABLE OF CONTENTS

HA&W
Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of Genesis Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Genesis Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Genesis Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Genesis Capital, LLC's management is responsible for Genesis Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

Payee	Date	Amount
Securities Investor Protection Corp.	August 13, 2014	$ 12,779
Securities Investor Protection Corp.	January 29, 2015	5,493
Total		$ 18,272

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year December 31, 2014, noting no differences;

3. Read the Form SIPC-7, noting no adjustments made.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no adjustments and no differences; and

5. Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 6, 2015

GENESIS CAPITAL, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues per Form X-17A-5	$	7,308,789
Revenues per Form SIPC-7		7,308,789
Difference	$	-
Assessment payments per Form X-17A-5	$	18,272
Assessment payments made during 2014 and 2015		18,272
Remaining amount due	$	-

See Agreed-Upon Procedures Report